AGREEMENT AMONG BIDDERS


     Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon and MPF are referred to herein as the "Purchasers"), are entering into this Agreement as of November 14, 2005 in order to establish each party's rights and obligations regarding the offer to be made jointly by the Purchasers on or about the date hereof (the "Offer") to buy units of limited partnership interest ("Units") in Wilder Richman Historic Properties II, L.P. (the "Partnership").

The Purchasers hereby agree as follows:

     1. Each Purchaser consents to being named as a party to the Offer.

     2. Everest Properties II, LLC shall manage all matters regarding the Offer and shall be responsible for pursuing the Offer to its conclusion. The Purchasers shall share the related expenses of pursuing the Offer, including a reasonable charge for Everest's employees' time in preparing and executing the Offer, pro rata in accordance with the portion of Units that they purchase.

     3. Each Purchaser authorizes Everest Properties II, LLC and any officer thereof to take any and all actions on its behalf and in its name in order to proceed with the Offer, respond to comments of the Securities and Exchange Commission, make determinations regarding the requirements and conditions in the Offer, terminate the Offer, accept or reject Units for payment, submit transfers of Units to the Partnership, or any other action necessary in the reasonable judgment of Everest to consummate the Offer.

     4. The Purchasers agree that Units tendered and purchased pursuant to the Offer shall be divided among the Purchasers, subject to rounding for convenience, as follows: Everest shall acquire 46%, Dixon shall acquire 46%, and MPF shall acquire 8%. Notwithstanding the foregoing, the Purchasers agree that they shall be jointly and severally liable to perform all the agreements made with tendering Unit holders upon acceptance for payment of their tendered Units.

     5. Each Purchaser represents and warrants to each other Purchaser that the statements made in the Offer documents concerning such Purchaser are true and do not contain any material misstatements or omissions. Each Purchaser represents and warrants to each other Purchaser that it is not aware of any material misstatement or omission in any of the statements made in the Offer documents, regardless of the subject matter. Each Purchaser indemnifies each other Purchaser and shall hold them harmless from any and all liability and expense, to the maximum extent permitted by law, resulting from any breach of the representations and warranties made in this paragraph.

     6. The Purchasers shall all cooperate and provide such documents or take such actions as may be reasonably necessary to consummate the Offer.


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     IN  WITNESS  WHEREOF,  each  Purchaser  has  executed  and  delivered  this
Agreement as of the date indicated above.

EVEREST PROPERTIES, LLC                          DIXON MILL INVESTOR, LLC

By:   /S/ W. ROBERT KOHORST                      By:  /S/ MARK M. BAVA
      ----------------------                          ----------------------
      Name:    W. Robert Kohorst                      Name:     Mark M. Bava
      Title:   President                              Title:   Authorized Agent

MPF PACIFIC GATEWAY, LLC
By: MacKenzie Patterson Fuller, Inc., Manager

By:   /S/ GLEN W. FULLER
      ----------------------
      Name:     Glen W. Fuller
      Title:   Senior Vice President